

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Thomas D. Hennessy
Chairman of the Board, Co-Chief Executive Officer, and President
PROPTECH INVESTMENT CORP. II
3415 N. Pines Way, Suite 204
Wilson, WY 83014

Re: PROPTECH INVESTMENT CORP. II
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2022
File No. 001-39758

Dear Thomas D. Hennessy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Seiguer, P.C.